UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

MILLICOM INTERNATIONAL CELLULAR S.A.

(Name of Subject Company)

MILLICOM INTERNATIONAL CELLULAR S.A.

(Name of Person Filing Statement)

Common Shares, par value $1.50 per share

(Title of Class of Securities)

L6388F110

(CUSIP Number of Class of Securities)

Mauricio Ramos

Chair of the Board

Millicom International Cellular S.A.

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

Phone: +352 691 750960 / +1 908 463 8588

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William H. Aaronson

Michael Senders

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 14D-9, as amended by Amendment No. 1 and Amendment No. 2 thereto (together with the exhibits attached hereto and thereto, and as amended from time to time, the “Schedule 14D-9”), by Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg (“Luxembourg”), having its registered office at 2, Rue du Fort Bourbon, L-1249 Luxembourg, Luxembourg, with corporate registration number B40630 with the Luxembourg Trade and Companies Registry (R.C.S. Luxembourg) (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 15, 2024.

Except as otherwise set forth in this Amendment, capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

On July 1, 2024, pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed with the SEC (together with any amendments or supplements thereto, including the amendments thereto filed by the Filing Parties with the SEC on July 18, 2024, August 5, 2024, August 12, 2024, August 13, 2024 and August 15, 2024, the “Schedule TO”), Purchaser offered to purchase, through separate but concurrent offers in Sweden (the “Swedish Offer”) and the United States (the “US Offer” and, together with the Swedish Offer, the “Offers”), all of the issued and outstanding common shares (CUSIP L6388F110), par value $1.50 per share (each, a “Common Share” and, collectively, the “Common Shares”), including Swedish Depositary Receipts (ISIN: SE0001174970) representing Common Shares (each of which represents one Common Share) (each, an “SDR” and, collectively, the “SDRs” and, together with the Common Shares, the “Shares”), of the Company that are not already owned by the Purchaser Group and its affiliates, for $24.00 per Common Share and $24.00 per SDR (each such amount, as adjusted for certain dividends pursuant to the terms set forth in the Offers, and with respect to the Swedish Offer, as converted into SEK based on a USD/SEK exchange rate as close to the settlement date of the Swedish Offer as Purchaser is able to achieve, the “Original Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the Transmittal Documents.

On August 2, 2024, Purchaser revised the Offers to increase the Original Offer Price to $25.75 per Common Share and $25.75 per SDR (each such amount, without interest and less any withholding taxes that may be applicable, and as adjusted for certain dividends pursuant to the terms set forth in the Offers, and with respect to the Swedish Offer, as converted into SEK based on a USD/SEK exchange rate as close to the settlement date of the Swedish Offer as Purchaser is able to achieve, the “Revised Offer Price”).

On August 14, 2024, Purchaser revised the Offers to waive certain conditions to completion of the Offers (including the Minimum Tender Condition) and to extend the Offer Period until one minute after 10:59 a.m. EST, or one minute after 4:59 p.m. CEST, on August 22, 2024.

The Schedule 14D-9 (including this Amendment) relates to the Offers, as revised by Purchaser through August 15, 2024.

For all purposes of the Schedule 14D-9, references to the “Swedish Offer,” the “US Offer” and the “Offers” are to the Offers, as revised by Purchaser through August 15, 2024.

References in this Amendment to the Company’s “shareholders” include both holders of Common Shares and holders of SDRs unless otherwise specified.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

INTRODUCTION, ITEM 4

All references to the Minimum Tender Condition and the “95% minimum tender condition” in the sections of the Schedule 14D-9 entitled “Introduction” or “Item 4. The Solicitation or Recommendation—Background of the Offers” are hereby amended, restated and supplemented, as applicable, to be immediately followed by the phrase “(which Purchaser waived on August 14, 2024)”.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

The paragraph beginning “The initial acceptance period for the Offers (the “Offer Period”) commenced on July 1, 2024 and is scheduled to expire…” in the section of the Schedule 14D-9 entitled “Item 2. Identity and Background of Filing Person” is hereby amended, restated and supplemented in its entirety as follows:

The acceptance period for the Offers (the “Offer Period”) commenced on July 1, 2024, and, as revised by Purchaser on August 14, 2024, is scheduled to expire at one minute after 10:59 a.m. EST, or one minute after 4:59 p.m. CEST, on August 22, 2024, unless the Offer Period is further extended (the end of the Offer Period, as it may be extended, the “Expiration Time”). The Purchaser has reserved the right to extend the Offer Period and to postpone the settlement date.

The paragraph beginning “The US Offer and the Swedish Offer are subject to the same conditions…”, including the numbered items in that paragraph, and the two paragraphs immediately following such paragraph and numbered items in the section of the Schedule 14D-9 entitled “Item 2. Identity and Background of Filing Person” are hereby amended, restated and supplemented in their entirety as follows:

The US Offer and the Swedish Offer are subject to the same conditions for consummation. According to the Schedule TO, the consummation of the Offers is subject to the following five conditions precedent:

1.	no other party announcing an offer to acquire Shares on terms that are more favorable to the Company’s shareholders than the Offers;

2.	neither the Offers nor the acquisition of the Company being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or public authority, or any similar circumstance;

3.	no circumstances having occurred which could have a material adverse effect or could reasonably be expected to have a material adverse effect on the Company’s financial position or operations, including the Company’s sales, results, liquidity, equity ratio, equity or assets;

4.	no information made public by the Company, or otherwise made available to Purchaser by the Company, being inaccurate, incomplete or misleading, and the Company having made public all information which should have been made public; and

5.	the Company not taking any action that is likely to impair the prerequisites for making or completing the Offers.

Purchaser has reserved the right to withdraw the Offers in the event that it is clear that any of the above conditions are not satisfied or cannot be satisfied. However, under the Takeover rules for Nasdaq Stockholm and Nordic Growth Market NGM (the “Swedish Takeover Rules”), with regard to each of the conditions above, the Offers may only be withdrawn where the non-satisfaction of such condition is of material importance to Purchaser’s acquisition of the Company or if otherwise approved by the Swedish Securities Council. Pursuant to Amendment No. 1 to the Schedule TO, filed by the Filing Parties with the SEC on July 18, 2024 (“Amendment 1 to the Schedule TO”), Purchaser has undertaken to act reasonably and in good faith in making any such materiality determination. Specifically with respect to condition 1, Purchaser has stated that the determination of favorableness will be based exclusively on the financial terms, likelihood of success of the alternative offer (including with respect to the satisfaction of any related conditions precedent) and whether the Board (as defined below) has unanimously recommended in favor of the alternative offer.

Additionally, Purchaser has reserved the right to waive, in whole or in part, one, several or all of the conditions to the consummation of the Offers set forth above.

References in this Schedule 14D-9 to the “Minimum Tender Condition” refer to a prior condition to completion of the Offers, waived by Purchaser on August 14, 2024, of “the Offers being accepted to such extent that Purchaser becomes the owner of Shares representing 95% or more of the Shares, excluding 840,641 Shares held in treasury by the Company.”

Additionally, completion of the Offers was previously conditioned on receipt of all necessary regulatory, governmental or similar clearances, approvals, decisions and other actions from authorities or similar, including from competition authorities, being obtained, in each case on terms which, in Purchaser’s opinion, are acceptable. Purchaser waived this condition on August 14, 2024.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The following paragraphs are hereby added to the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Background of the Offers” in chronological order:

On August 12, 2024, the Filing Parties filed Amendment No. 4 to the Schedule TO with the SEC.

On August 13, 2024, the Filing Parties filed Amendment No. 5 to the Schedule TO with the SEC.

On August 14, 2024, Purchaser issued a press release in which, among other things, it announced that it had extended the Offers to expire one minute after 10:59 a.m. EST, or one minute after 4:59 p.m. CEST, on August 22, 2024, unless further extended or earlier terminated in accordance with the terms set forth in the Offer to Purchase. Purchaser also announced that it had waived the Minimum Tender Condition and the condition to completion of the Offers requiring receipt of all necessary regulatory, governmental or similar clearances, approvals or decisions and other actions from authorities or similar, including from competition authorities, being obtained. Purchaser also stated in such press release that it “has waived all conditions precedent that may have prevented prompt closing from occurring and expects all other conditions to be satisfied at the end of the extended Offer Period without further extensions.”

On August 15, 2024, the Filing Parties filed Amendments Nos. 6 and 7 to the Schedule TO with the SEC.

ITEM 8. ADDITIONAL ITEMS

The following paragraph is hereby added to the end of the section of the Schedule 14D-9 entitled “Item 8. Additional Items—Under Luxembourg Law, Shareholder Approval of a Takeover Squeeze-Out Is Not Required”:

In Amendment No. 7 to the Schedule TO, filed by the Filing Parties with the SEC on August 15, 2024, Purchaser stated that, following the waiver of the Minimum Tender Condition, it will not be required under the Luxembourg Takeover Law to purchase any additional Shares after completion of the Offers aside from any obligation under a Takeover Sell-Out (as defined in the Schedule TO) or a Takeover Bid (as defined under the Luxembourg Takeover Law) under Article 5 (1) of the Luxembourg Takeover Law.

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(O)	Press Release of Purchaser, dated August 8, 2024 (incorporated by reference to Purchaser’s Schedule TO-T/A, filed August 12, 2024).
(a)(5)(P)	Press Release of Purchaser, dated August 9, 2024 (incorporated by reference to Purchaser’s Schedule TO-T/A, filed August 12, 2024).
(a)(5)(Q)	Press Release of Purchaser, dated August 13, 2024 (incorporated by reference to Purchaser’s Schedule TO-T/A, filed August 13, 2024).
(a)(5)(R)	Press Release of Purchaser, dated August 14, 2024 (incorporated by reference to Purchaser’s Schedule TO-T/A, filed August 15, 2024).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MILLICOM INTERNATIONAL CELLULAR S.A.

By:	/s/ Salvador Escalón
Name: Salvador Escalón Title: Executive Vice President, Chief Legal and Compliance Officer

Date: August 16, 2024